AD 01/08

UNI[illegible] SECURITIES AND E[illegible] 08033412
Washington, D.C. 20549

SEC Mail Processing Section

DEC 3 1 2008

Washington, DC 106

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17981

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2007 (MM/DD/YY) AND ENDING October 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Advanced Planning Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 Middle Country Road Suite 209
(No. and Street)

Smithtown (City) New York (State) 11787 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Pollina 631-979-1010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Damsky CPA PC
(Name – *if individual, state last, first, middle name*)

40-3 Burt Drive (Address) Deer Park (City) New York (State) 11729 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 1 6 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Pollina, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Advanced Planning Securities, Inc., as of October 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

PATRICIA GIANINO
NOTARY PUBLIC, State of New York
No. 4707934, Suffolk County
Term Expires July 31, 2010

Patricia Gianino
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ADVANCED PLANNING SECURITIES, INC.

FINANCIAL STATEMENTS and SUPPLEMENTARY INFORMATION

YEAR ENDED OCTOBER 31, 2008

TABLE OF CONTENTS

MICHAEL DAMSKY CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANT
40-3 Burt Drive
Deer Park, New York 11729
(631) 595-2073

To the Stockholders
Advanced Planning Securities, Inc.
Smithtown, New York

Gentlemen:
I have audited the accompanying statement of financial condition of Advanced Planning Securities, Inc. (the Company) as of October 31, 2008, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Advanced Planning Securities, Inc. at October 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Very truly yours,

Michael Damsky CPA, P.C.

Certified Public Accountant

Melville, New York
December 29, 2008

ADVANCED PLANNING SECURITIES, INC.

BALANCE SHEETS

OCTOBER 31, 2008

ASSETS

Current Assets:

Cash and cash equivalents	$ 36,422
Due From Broker - Clearance Account	80,000
Income Taxes receivable	17,405
Prepaid Expenses	5,704
Commissions receivable	70,409
	$ 209,940

LIABILITIES and STOCKHOLDERS' EQUITY

Current Liabilities:

Accounts Payable	$ 9,571
Accrued Expenses	114,278
	123,849

Stockholders' Equity:

Common Stock, no par value, 200 shares authorized issued and outstanding	$ 6,000
Additional Paid in Capital	16,410
Retained Earnings	63,681
	86,091
	$ 209,940

"See Accompanying Notes and Accountants' Report"

ADVANCED PLANNING SECURITIES, INC.

STATEMENT OF INCOME

YEAR ENDED OCTOBER 31, 2008

Revenue:	
Commissions	$2,362,756
Interest Income	10,818
Other Income	31,671
	2,405,245
Expenses:	
Clearing Fees	135,533
Commissions	1,847,366
Officer's Salary	45,000
Payroll Taxes	5,817
Consulting Fees	18,968
Insurance	99,009
Legal & Accounting	53,810
Communications	15,961
Regulatory Fees	90,491
Settlements	82,658
Rent	62,685
Other Operating Expenses	26,932
	2,484,230
Net (Loss) before Income Taxes	(78,985)
Income Taxes:	
Federal Income Taxes (carryback refund)	(17,405)
New York State Income Taxes	195
	(17,210)
Net Income	$(61,775)

"See Accompanying Notes and Accountants' Report"

ADVANCED PLANNING SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED OCTOBER 31, 2008

Cash Flows from Operating Activities:	
Net Income (Loss)	$ (61,775)
Adjustments to reconcile net income to	
Net cash provided by operating activities:	
Decrease (Increase) in Receivable from Broker	61,218
(Increase) in Prepaid Expenses	(555)
Increase in Taxes Receivable	(17,405)
Increase(Decrease) in Accounts Payable	3,388
Increase(Decrease) in Accrued Expenses	(99,865)
(Decrease) in Taxes Payable	(11,976)
Net cash provided by operating activities	$ (126,970)
Net Decrease in Cash	$ (126,970)
Cash Balance Beginning	$ 163,392
Cash Balance Ending	$ 36,422

"See Accompanying Notes and Accountants' Report"

ADVANCED PLANNING SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER EQUITY

	Capital Stock	Paid In Capital	Retained Earnings
Balance - November 1, 2007	$ 6,000	$ 16,410	$125,456
Net Income(loss)	-	-	(61,775)
Dividends			-
Balance - October 31, 2008	$ 6,000	$ 16,410	$ 63,681

"See Accompanying Notes and Accountants' Report"

ADVANCED PLANNING SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

OCTOBER 31, 2008

NOTE 1 - ORGANIZATION

Advanced Planning Securities, Inc. (the "Company") was incorporated in the State of New York on February 21, 1974 as Pico Alexander Capital Corporation. On December 10, 1992 the Company changed its name to Advanced Planning Securities, Inc. On December 11, 1992, all authorized, issued and outstanding shares of the Company's common stock (200 shares) were sold to Advanced Planning Holding Corporation, a New York corporation. The Company's principal business activity is as a broker-dealer of securities. The Company is registered as a broker-dealer with the United States Securities and Exchange Commission (SEC) pursuant to *the Securities Exchange Act of 1934 (as amended)* and is a member of the Financial Industry Regulatory Authority ("FINRA"). The company has notified FINRA that it wishes to withdraw its registration as a broker dealer effective December 31, 2008.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES:

Securities transactions and the related commission revenue and expenses are recorded on settlement date.
The Company is not a market maker.
The Company clears its customer's accounts through another member broker on a fully disclosed basis.
Securities are carried at market value.
An exemption from Rule 15c3-3 under section (K)(2)(ii) is claimed on the basis that all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule. Under these rules, the minimum net capital is $8,257. At October 31, 2008 the Company's Net Capital was $49,695 in excess of the required Net Capital.

NOTE 4 - RELATED PARTY TRANSACTIONS

Management - The Company conducts its business in office space shared with CCP Capital Group Corp., a related New York Corporation, under a month-to-month informal agreement. There were no management fees during the year ended October 31, 2008.

ADVANCED PLANNING SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

OCTOBER 31, 2008

NOTE 5 - **CONTINGENT LIABILITIES**: Under an agreement with its clearing broker, the Company is contingently liable for:

-A customer's failure to make payment to the clearing broker when due or to deliver securities sold for the account of the broker or the broker's customer.

-Failures of a customer of the company to meet any margin call or any maintenance call.

-The purchase of customers until actual and complete payment has been received by the clearing broker.

The company is involved in several arbitrations. The company is vigorously defending itself against these claims. At the time of issuance of this report none of these claims have been settled.

SUPPLEMENTARY INFORMATION

ADVANCED PLANNING SECURITIES, INC.

SUPPLEMENTARY INFORMATION

YEAR ENDED OCTOBER 31, 2008

Computation of Net Capital:

1.	Total Ownership Equity	$ 86,091
2.	Less: Ownership Equity not allowed for Net Capital (Excess bond deductible)	5,000
	Unsecured Debits	30
	Non-Allowable Assets	23,109
		$ 28,139
3.	Tentative Net Capital Net Capital	57,952
4.	Haircut	-
5.	Net Capital	$ 57,952

Computation of Basic Net Capital Requirement

1.	Minimum Net Capital Required - 6 2/3% Aggregate Indebtedness)	8,257
.	Minimum Dollar Net Capital	5,000
3.	Net Capital Requirement	8,257
	Net Capital	57,952
5.	Excess Net Capital	$ 49,695

Computation of Aggregate Indebtedness

6.	Total Liabilities	$ 123,849
7.	Non Aggregate Indebtedness	-
		$ 123,849

ADVANCED PLANNING SECURITIES, INC.

RECONCILIATION OF NET CAPITAL

OCTOBER 31, 2008

Net Capital per Focus Part IIA	$ 62,529
Audited Net Capital	57,952
Difference	$ 4,577
Commissions paid	(5,254)
Payroll taxes	677
	$ (4,577)

"See Accompanying Notes and Accountants' Report"

MICHAEL DAMSKY CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANT
40-3 Burt Drive
Deer Park, New York 11729
(631) 595-2073

Advanced Planning Securities, Inc.
Smithtown, New York

Gentlemen:

I have examined the financial statements of Advanced Planning Securities, Inc. as required by the Financial Industry Regulatory Authority as of October 31, 2008 and have issued a report thereon dated December 29, 2008. As a part of my examination I reviewed and tested the system of internal accounting control and the procedures for safeguarding customer and firm assets for the year ended October 31, 2008 to the extent I considered necessary to evaluate the system as required by generally accepted accounting standards and by Rule 17a-5g3 of the Securities and Exchange Commission.

Rule 17a-5g3 contemplates that the scope of the review and test should be sufficient to provide reasonable assurance that any material inadequacies existing at the date of my examination in the accounting system, the internal accounting controls, and the procedures for safeguarding customer and firm assets would be disclosed. Under these standards and that regulation, the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material inadequacies in internal accounting control.

Further, my examination included reviews of the practices and procedures followed by the company in making periodic computations of the minimum financial requirements, pursuant to Rule 17a-5(g)(1) of the Securities and Exchange Commission.

The objective of internal accounting control is to provide reasonable but not absolute assurance as to safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily require estimates and judgments by management. However, for the purposes of this report, the cost-benefit relationship has been disregarded in determining material inadequacies to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, error can result from misunderstanding of instructions, mistakes of judgment, carelessness or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principals such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

My study and evaluation of the system of internal accounting control for the year ended October 31, 2008 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no material inadequacies.

Very truly yours,

Michael Damsky CPA, P.C.

Certified Public Accountant

Deer Park, New York
December 29, 2008

END